ELGT
                          Electric & Gas Technology Inc



April 6, 2005

Securities and Exchange Commission
450 Fifth Street, N.W.
Mail Stop 0306
Washington, D.C. 20549
Attn:    Gary R. Todd
         Reviewing Accountant

Re:      Electric & Gas Technology, Inc.
         File No. 0-14754

Dear Mr. Todd:

I am responding to your letter of March 11, 2005 in which you provided comments regarding a review of our filings. Let me first state that we agree in all cases where you have indicated that we should revise our documents in response to your comments in future filings and we intend to do so. We incorporated as many of these as time would allow in our most recent Form 10-QSB filing on March 22, 2005.

This document was prepared by Electric and Gas Technology, Inc. (the Company) and was reviewed by the Company's independent public accounting firm Turner Stone and Company, LLP, its pension plan actuary of Pension Associates (a unit of Nationwide), its compliance attorney Legal and Compliance, LLP and its pension plan attorney Jackson Walker, LLP.

On March 24, 2005, the Company filed an amended Form 10-KSB/A to make corrections to the original 10-KSB filing made November 15, 2004. This amended filing was originally attempted on December 21, 2004, shortly after we filed our first quarter 10-QSB on December 20, 2004. Although the amended filing was submitted for EDGARization on December 21, 2004 our internal verification process failed, and the Company assumed in error that the amended filing was completed.

Recognition of the oversight was made in the course of responding to the Commission's inquiry, presented herein. The Company has addressed its protocol for verification of EDGAR filings and has made it a priority to have filings prepared more timely to allow for a more thorough review.

A red-line of the original to amended version of the filings is attached. The following table details the specifics of the amendment to the original filing with commentary as applicable:

SEC Response
April 6, 2005
Page 2 of 20


Page 3

In 10KSB pre Amendment

Research and Development is conducted in the Utility sector. In this area, the Company has spent an estimated $90,000 in each of the last two (2) years in the development of new products for new products and concepts.

Amended 10KSB

Research and Development is conducted in the Utility sector. In this area, the Company has spent approximately $197,000 in the last two (2) years in the development of new products for new products and concepts.

--------------------------------------------------------------------------------
The 2 year expense comment was an approximation. The actual expense was included in the operating statement. This has no impact on the financial statements.
--------------------------------------------------------------------------------

Page 8

In 10KSB pre Amendment

The Company lost its appeal on the SBA lawsuit pertaining to a real estate transaction dating back to 1987, resulting in a judgment against the Company of $462,379.

Amended 10KSB

The Company lost its appeal on the SBA lawsuit pertaining to a real estate transaction dating back to 1987, resulting in a judgment against the Company of $459,936.

--------------------------------------------------------------------------------
$462,379 included financing expenses related to payment of the lawsuit. The amount of the lawsuit was $459,936.
--------------------------------------------------------------------------------

Page 12

In 10KSB pre Amendment

Fiscal year 2004 Results of Operations

Background

Amended 10KSB

Background

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removed superfluous statement.
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Page 13

In 10KSB pre Amendment

During fiscal 2004, the Company increased its operating loss by $1,760,417

Operating income (loss):
Water:                          (306,364)       (6.95%)
Utilities                       (590,496)       (7.13%)
Contract Manufacturing           626,500        12.16%
Total operating (loss)          (270,360)     (547.75%)
General corporate               (861,397)

SEC Response
April 6, 2005
Page 3 of 20


Amended 10KSB

During fiscal 2004, the Company increased its operating loss by $1,131,757

Operating income (loss):
Water:                          (306,194)       (933.54%)
Utilities                       (547,541)       (381.67%)
Contract Manufacturing           638,540         227.41%
Total operating (loss)          (215,195)       (205.87%)
General corporate                               (916,562)

--------------------------------------------------------------------------------
corrected error of omission to update table.
--------------------------------------------------------------------------------

Page 14

In 10KSB pre Amendment

Contract Manufacturing revenues increased by $2,325,969 in fiscal 2004 over those in 2003, due primarily to the resurgence of the telecom business and the deployment of the new GSM technology. Operating income increased by $626,500

Amended 10KSB

Contract Manufacturing revenues increased by $2,325,969 in fiscal 2004 over those in 2003, due primarily to the resurgence of the telecom business and the deployment of the new GSM technology. Operating income increased by $638,540

In 10KSB pre Amendment

Water Production revenues increased (decreased) by ($394,124) and $455,747 in fiscal 2004 and 2003, respectively, while operating income increased (decreased) by ($306,364)

Amended 10KSB

Water Production revenues increased (decreased) by ($394,124) and $455,747 in fiscal 2004 and 2003, respectively, while operating income increased (decreased) by ($306,194)

In 10KSB pre Amendment

Liquidity. Cash flow used by operating activities amounted to $(599,199)

Amended 10KSB

Liquidity. Cash flow used by operating activities amounted to $(599,119)

--------------------------------------------------------------------------------
Corrected errors
--------------------------------------------------------------------------------

Page 22 (Item 12)

In 10KSB pre Amendment

Petroleum Dynamic      (4,222)

Amended 10KSB

Petroleum Dynamic        -           (4,222)

--------------------------------------------------------------------------------
Corrected error
--------------------------------------------------------------------------------

Page 23

In 10KSB pre Amendment

(iv) Consolidated Statements of Changes in Stockholders' Equity for the two years ended July 31, 2004 and 2003.

Amended 10KSB

(iv) Consolidated Statements of Changes in Stockholders' Deficit for the two years ended July 31, 2004 and 2003.

--------------------------------------------------------------------------------
replaced the word "equity" with "deficit"
--------------------------------------------------------------------------------

SEC Response
April 6, 2005
Page 4 of 20


Report of independent Registered Public Accounting Firm

In 10KSB pre Amendment

Turner Stone & Co.
Certified Public Accountants
Dallas, Texas
November 15, 2004


Amended 10KSB

Turner Stone & Company, L.L.P.
Certified Public Accountants
Dallas, Texas
November 12, 2004

--------------------------------------------------------------------------------
Corrected signature date on Report of Independent Registered Public Accounting Firm
--------------------------------------------------------------------------------

Consolidated Statements of Operations

In 10KSB pre Amendment

Loss of civil action            (462,740)
Other                              3,323

Amended 10KSB

Loss of civil action            (459,936)
Other                                519

--------------------------------------------------------------------------------
Loss of civil action: The $462,379 included financing expenses in securing the loan to pay the lawsuit. The amount of the lawsuit was $459,936.
--------------------------------------------------------------------------------

Consolidated Statements of Operations

In 10KSB pre Amendment

Loss per share continued ops            (0.37)

Net Loss per share                      (0.44)

Amended 10KSB

Loss per share continued ops            (0.36)

Net Loss per share                      (0.43)

--------------------------------------------------------------------------------
Corrected errors
--------------------------------------------------------------------------------

Consolidated statements of changes in stockholders' deficit

In 10KSB pre Amendment

Common Shares at July 31, 2002          7,452,034
Common Shares at July 31, 2003          7,947,034
Stock issued for services                 115,000

Amended 10KSB

Common Shares at July 31, 2002          6,471,934
Common Shares at July 31, 2003          6,946,934
Stock issued for services                 115,100

--------------------------------------------------------------------------------
Corrected errors
--------------------------------------------------------------------------------

SEC Response
April 6, 2005
Page 5 of 20


Page F-13

In 10KSB pre Amendment

ELGT has recently entered into an asset based credit facility which provides for a working line of up to $1,750,000.

Amended 10KSB

ELGT has recently entered into an asset based credit facility which provides for a working line of up to $1,750,000, pending closing

--------------------------------------------------------------------------------
Added comment
--------------------------------------------------------------------------------

Page F-15

In 10KSB pre Amendment

In accordance with Statements of Financial Accounting Standards ("SFAS") No. 86, Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed, all costs incurred to establish the technological feasibility are research and development costs. In accordance with this provision, the Company has expensed approximately $217,000 of research and development related expenses from inception through February 2003. The costs that were expensed related to the creation a working model

Amended 10KSB

In accordance with Statements of Financial Accounting Standards ("SFAS") No. 86, Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed, all costs incurred to establish the technological feasibility are research and development costs. In accordance with this provision, the Company has expensed approximately $217,000 of research and development related expenses from inception through February 2003. The costs that were expensed related to the creation of a working model

--------------------------------------------------------------------------------
typographical correction
--------------------------------------------------------------------------------

Page F-16 Foreign Currency Translation

In 10KSB pre Amendment

component of shareholders' equity

Amended 10KSB

component of shareholders' deficit

--------------------------------------------------------------------------------
replaced the word "equity" with "deficit"
--------------------------------------------------------------------------------

Page F-16 Comprehensive Income

In 10KSB pre Amendment

presented in the accompanying consolidated statement of changes in stockholders' equity

Amended 10KSB

presented in the accompanying consolidated statement of changes in stockholders' deficit

--------------------------------------------------------------------------------
replaced the word "equity" with "deficit"
--------------------------------------------------------------------------------

SEC Response
April 6, 2005
Page 6 of 20

Page F-19 Long-term obligations

In 10KSB pre Amendment

Mortgage note payable due in monthly payments of principal and interest at 2.75%

Amended 10KSB

Mortgage note payable due in monthly payments of principal and interest of $3,617 at 2.75%

--------------------------------------------------------------------------------
Long term obligations - added dollar amount
--------------------------------------------------------------------------------

F-20 7. Accrued liabilities

In 10KSB pre Amendment

Payroll                                 $307,270
Vacation Pay                              57,329
Taxes                                     51,417
Interest                                  17,800
Miscellaneous                            227,081

Amended 10KSB

Accrued payroll and related taxes       $307,270
Property tax                             155,505
Vacation pay                              57,329
Sales tax                                 51,417
Interest                                  17,800
Miscellaneous                             71,576

--------------------------------------------------------------------------------
moved Property tax from Miscellaneous to separate category and embellished wording of payroll accrual.
--------------------------------------------------------------------------------

Page F-21 Concentration of Credit Risk Paragraph 2

In 10KSB pre Amendment

As of July 31, 2004, approximately 49% and 17% of the accounts receivable balance is due from two customers.

Amended 10KSB

As of July 31, 2004, 49% and 17% of the accounts receivable balance is due from two customers.

--------------------------------------------------------------------------------
removed qualification "approximately"
--------------------------------------------------------------------------------


F-23 10. Benefit Plans

In 10KSB pre Amendment

The Company has recognized a minimum pension liability for the under-funded plan. The minimum liability is equal to the excess of the projected benefit obligation over plan assets. A corresponding amount is recognized as either an intangible asset or reduction of stockholders' equity. The Company recorded liabilities of $1,410,689 and $1,177,342, intangible assets of $0 and $9,326 and a stockholders' equity reduction

Amended 10KSB

The Company has recognized a minimum pension liability for the under-funded plan. The minimum liability is equal to the excess of the projected benefit obligation over plan assets. A corresponding amount is recognized as either an intangible asset or reduction of stockholders' deficit. The Company recorded liabilities of $1,410,689 and $1,177,342, intangible assets of $0 and $9,326 and a stockholders' deficit reduction

--------------------------------------------------------------------------------
replaced the word "equity" with "deficit"
--------------------------------------------------------------------------------

SEC Response
April 6, 2005
Page 7 of 20


F-28 Item 14. Acquisition

In 10KSB pre Amendment

The acquisition was recorded under the purchase method, whereby LMT's net assets were recorded at estimated fair value and its operations have been reflected in the statements of operations since that date. The allocation of purchase price is as follows:

Amended 10KSB

The acquisition was recorded under the purchase method, whereby LMT's net assets were recorded at estimated fair value and its operations have been reflected in the consolidated statements of operations since that date. The allocation of purchase price is as follows:

--------------------------------------------------------------------------------
inserted word consolidated in regard to statements of operations.
----------------------- --------------------------------------------------------

F-30 Item 17. Fourth Quarter Results and Adjustments

Amended 10KSB

During the fourth quarter of the fiscal year ended July 31, 2004, the Company adjusted its general accounts related to the third quarter settlement of a lawsuit. This adjustment should have been recorded in the third quarter, thereby increasing net loss by approximately $262,000 and increasing net loss per share by $.04.

--------------------------------------------------------------------------------
added disclosure regarding timing of recognition of settlement of lawsuit.
--------------------------------------------------------------------------------


[End of amended return comparison table.]

SEC Response
April 6, 2005
Page 8 of 20


With respect to the specific comments set forth in the letter of comments, please be advised as follows, all paragraphs have been captioned and numbered to correspond to the captions and numbers set forth in the letter of comments.

Form 10-KSB for fiscal year ended July 31, 2004

Note: Where indicated the Company included the recommendations of the Commission in its most recent 10-QSB filed March 22, 2005. A copy of that filing, highlighted with subscripts cross referencing the Commission's comment letter is attached for convenience.

Management's Discussion and Analysis
------------------------------------

Results of Operations - Page 12
-------------------------------

1. In general, MD&A should identify (and quantify) factors responsible for changes in financial statement items and discuss why those changes occurred. We see that your discussions do not consistently address "why" factors occurred. For instance, you should expand MD&A to describe why utilities revenues decreased by nearly $800,000 in 2004. Apply in future filings.

     Response: Agreed and included in most recent 10-QSB filed March 22, 2005.

2. In future filings you should describe and quantify the impact of acquisitions on results of operations. We see, for instance, that LMT was included for only seven months in 2003, while your disclosures suggest that the entire increase in 2004 was driven by demand.

     Response: Agreed and included in most recent 10-QSB filed March 22, 2005.

3. Please expand to more clearly identify, quantify and describe factors responsible for material changes in gross margins from period to period. We see that gross margin materially deteriorated in 2004 despite increased revenues. If segment gross margins vary significantly, this disclosure should be segment specific. For guidance on MD&A you should refer to Item 303 to Regulation S-B and FR-72.

     Response: Agreed and included in most recent 10-QSB filed March 22, 2005.

4. In future filings please add a discussion of selling, general and administrative expenses. The expanded analysis should identify, quantify and describe reasons for material changes in these expenses. We see that those expenses increased by more than a million dollars in 2004 and that you have provided no clear explanation about why. For guidance on MD&A you should refer to Item 303 to Regulation S-B and FR-72.

     Response: Agreed and included in most recent 10-QSB filed March 22, 2005.

5. You should also add discussion about material items included in other income and expense. As previously noted, that expanded discussion should identify, quantify and describe reasons for material changes in material components of the line items. We see, for instance, material investment gains and losses and a litigation loss. Apply in future filings.

SEC Response
April 6, 2005
Page 9 of 20


     Response: Agreed and included in most recent 10-QSB filed March 22, 2005.

Liquidity and Capital Resources - Page 14
-----------------------------------------

6. We note the brief reference to operating cash flows. Pursuant to FR-72, we believe that Registrant's should present a discussion of cash flows from operating activities. That discussion should identify and analyze the underlying drivers of operating cash flows. Please note that the form of the cash flow statement should not drive the substance of this discussion and that it is insufficient to present a narrative that merely lists items from that Statement. Please revise your disclosures in future filings, or tell us how your discussion considers the objectives of the Release.

     Response: Agreed and included in most recent 10-QSB filed March 22, 2005.

Financial Statements
--------------------

Consolidated balance Sheet -- Page F-4
--------------------------------------

7. Unless you have a legal right of offset, the item "Due from Affiliates, net" should be disaggregated to separately present amounts "due from" versus "due to" affiliates. Apply in future filings.

     Response: Agreed and included in most recent 10-QSB filed March 22, 2005.

Consolidated Statements of Operations -- Page F-6
-------------------------------------------------

8. Based on the number of shares outstanding at each period-end and the share activity as presented on the Consolidated Statement of Stockholders' Deficit, weighted average shares for each year appears incorrect. We see only share issuances during the two years ended July 31, 2004. Accordingly, it is not clear how weighted average shares for either period can be less than the number of shares outstanding as of July 31, 2002. Revise future filings or advise us supplementally why the calculations are not incorrect. If you believe your calculations are correct, you should make clarifying disclosure in the footnotes to future filings. As a related matter, please note that the Consolidated Statement of Stockholders' Deficit appears to have various problems with mathematical accuracy.

     Response: Agreed. Supplemetally, the discrepancy cited in the shares issued and outstanding and our earnings per share calculations resulted from errors in the 10-KSB originally filed November 15, 2004. On March 24, 2005, the Company filed an amended 10-KSB/A for the fiscal year ended July 31,

SEC Response
April 6, 2005
Page 10 of 20


     2004. As reflected in our amended 10-KSB/A filing, the weighted average shares outstanding are not less than the shares outstanding at the end of the respective periods. These weighted average share amounts and the resulting earnings per share calculations are those we originally calculated and agreed to by our auditors.

Consolidated Statements of Cash Flows - Page F-9
------------------------------------------------

9. Please add footnote disclosure about the cash receipt labeled "pension plan." As well, pension transactions are normally presented as operating activities. Please revise or advise us how investing classification is appropriate under the requirements of FAS 95. You should also expand Note 10 to add disclosure about this apparent cash receipt. If this is not a cash event, then it appears that the cash flow statement presentation is not correct under FAS 95. Please advise and/or revise future filings as necessary.

     Response: Agreed and included in most recent 10-QSB filed March 22, 2005. Supplementally, the Pension accrual was inappropriately classified under investing activities when in fact it was a monthly accrual as recommended by the actuary. It has been restated as an adjustment to cash provided
     (used) by operations in the March 22 filing where it is correctly stated as an adjustment to reconcile net income to net cash provided by (used in) operating activities.

10.  Please  also  add  footnote  and  MD&A  disclosure   about  the  facts  and
     circumstances leading to the $447,000 charge labeled "write-down on investment in Orasee". Apply in future filings.

     Response: Agreed.

Notes to the Financial Statements
---------------------------------

11. In future filings please present a footnote describing your investments and related accounting policies, including how you identify and measure impairment. We read in Note 12 that you held marketable securities that were recently sold to an affiliate, that you hold a significant equity interest in a public company, and we see the very material impairment charge in fiscal 2004. Your disclosures about investments should conform to the requirements of FAS 115, APB 18 and EITF 03-01.

     Response: Agreed and included in most recent 10-QSB filed March 22, 2005.

Inventories -Page F-14
----------------------

12.  We see the  significance  of  inventories to your balance sheet and read in
     Note 3 that a majority is raw materials. Please make policy disclosure about how you identify and account for inventory impairment. The policy statement should also clarify how your method is appropriate under SAB Topic 5-BB. It appears that you incurred material inventory charges in 2004. MD&A should quantify and describe reasons for significant inventory impairment charges. You should also make disclosure about the disposition of the impaired inventory. Apply in future filings.

     Response: Agreed and included in most recent 10-QSB filed March 22, 2005.

SEC Response
April 6, 2005
Page 11 of 20


Revenue and Expenses -- Page F- 6
----------------------------------

13. In future filings please present a separate section for Revenue Recognition policies. That expanded disclosure should clarify why it is appropriate to recognize revenue at shipment, including disclosure about shipping terms. Clarify whether there are any post shipment obligations or customer acceptance protocols that could impact revenue recognition. Also, provide details of any discounts, credits or other sales incentives offered, including how those matters impact your revenue practices. Refer to EITF 01-09. For guidance please see SAB Topic 13.

     Response: Agreed and included in most recent 10-QSB filed March 22, 2005.

Note 8 Commitments and Contingencies - Page F-21
------------------------------------------------

14. Refer to the caption "Litigation". In future filings please present disclosures about Litigation or, if there is none, remove the caption. Refer to FAS 5.

     Response: Agreed and included in most recent 10-QSB filed March 22, 2005.

Note 10 Benefit Plans - Page F-22
---------------------------------

Preamble to items 15-20

In April, 1993 then Company CEO, S. Mort Zimmerman, in a cost saving measure made the decision to act as both Trustee and Administrator for the Pension Plan for Bargaining Unit Employees of Retech, Inc. (the "Plan"). During and up until Mr. S. Mort Zimmerman's health failed in 2004, he and his corporate office staff managed the Plan. During this time, notwithstanding the struggles to maintain minimum funding requirements, the plan became deficient in other areas including the filing of forms, notices and amendments. Mr. S. Mort Zimmerman is no longer involved in the management or administration of the Plan or its investments. The Company is in the process of naming a replacement Administrator and Trustee.

IRS audits conducted in late 2004 shed light on the degree of Plan deficiencies and in December of 2004, new CEO Daniel A. Zimmerman caused the Company to retain the services of an attorney with specialization in qualified retirement plans to assist the Company in bringing the Plan back into compliance. The attorney is Mr. Jim Griffin, a partner in the firm of Jackson Walker LLP in Dallas, Texas. Mr. Griffin has assisted the Company through the process of developing the terms and conditions to be incorporated into a Closing Agreement with the IRS. As indicated in the most recent 10-QSB filed March 22, 2005, the closing agreement is anticipated to be executed on or before April 15, 2005.

As indicated here and described in greater detail below, the Closing Agreement corrects the funding deficiency and preserves the continued favorable qualified status of the Plan for Federal tax purposes. Upon final execution of the Closing Agreement we intend, with the assistance of Mr. Griffin, to initiate discussions on a voluntary basis to correct any deficiencies with the Pension Benefit Guaranty Corporation.

SEC Response
April 6, 2005
Page 12 of 20



It is important to note that at no time has there ever been an interruption or delay of distributions to the pensioners, and we do not anticipate that there will be any such interruption or delay.

Current management has faced considerable challenges in reversing years of losses by the Company. As indicated in its recent press releases and other public disclosure an intense effort has succeeded in narrowing our business focus, simplifying the organization, consolidating facilities and returning to profitability. Part and parcel to the sustainability of this turnaround is the resolution of noncompliance in the administration of the Plan.

15. We read on page F-23 that the pension plan has not recorded a $100,000 loan to an affiliate. Please explain supplementally the basis in GAAP for not recording this transaction. Also tell us and disclose why it was permissible under the provisions of the pension plan and applicable pension law to enter into this transaction. You should provide a comprehensive narrative response to this comment.

     Response: To address the basis in GAAP for not recording the above mentioned transaction, the event was between the Plan and an affiliate of the Company. Both the Plan and the affiliate are separate legal entities, neither of which is consolidated into the books of the Company. The "loan" is not included in the assets of the Plan, and therefore, has increased the underfunded status of the Plan as calculated by the Plan actuary, creating an increase in the amount needed to bring the Plan into funding compliance. This change in underfunded status was recognized on the books of the Company as of July 31, 2003 and subsequent periods as simply an increase in the Company's liability to the Plan. In concurrence with the Company's auditors, the transaction was disclosed as a "loan" in the notes to the Company's financial statements.

     Based on our investigation into the matter, the background of the transaction is as follows: In fiscal year 2003 the Plan administrator made a $100,000 payment from the Plan to an affiliate, Interfederal Capital, Inc. (Interfederal) for the purpose of investment on behalf of the Plan. The investment was not successful. We believe that in an attempt to ensure the recovery by the Plan of its investment principal the Plan administrator caused Interfederal to book an interest bearing note payable back to the Plan secured by an interest in a portfolio of marketable securities owned by Interfederal.

     Upon review, we now believe that the Company may have mischaracterized the $100,000 payment as a loan in our disclosures, and instead should have treated the payment as an investment loss. In either case the net effect to the Company would result in the same increase in the Company's liability to the Plan. We are aware of the legal restrictions involving loans from retirement plans to related parties.

     As stated, we now question whether the transaction was properly classified as a "loan" or not. We are certain, however, for the reasons that are explained below, that the transaction is in the process of correction, and the Plan will be restored to its original financial position. We do not

SEC Response
April 6, 2005
Page 13 of 20


     know whether this transaction was specifically reviewed by the IRS in the current examination of the Plan, but the amount associated with the transaction will be restored to the Plan through the contribution to be made by the Company as part of the Closing Agreement that is referred to above.

     Again, not withstanding the third party issues, because the Plan and the Company are separate legal entities the Company believes that its recognition of the $100,000 of additional underfunding as an increase in the Company's liability to the Plan appropriately accounts for the effect of the transaction.

     In connection with the IRS Closing Agreement, the issues in controversy associated with the "loan" transaction will be resolved. An important element to the Closing Agreement is "in kind" contributions, approximately $120,000 of which is being covered by Interfederal assets. The contribution, also described in 19 below, will satisfy the Plan's funding deficiency which resulted in part from the "loan" transaction. The contribution will be satisfied with assets that have been reviewed and approved by the IRS and will be conveyed on or before April 15, 2005.

     Disclosure in future filings will fully reflect the originating and final transaction pertinent to the Closing Agreement, including the resultant reduction in the Company's liability in the Plan.

16. The plan is significantly under-funded; accordingly, you should also make clear disclosure about the business purpose of the loan, and its terms, conditions and collateral, including whether and how the plan expects to be repaid. Respond supplementally and apply the disclosure guidance in future filings.

     Response: Agreed. Please see response 15 above.

17.  Tell us  whether  you have had  correspondence  with  the  Pension  Benefit
     Guarantee   Corporation  about  this  plan,  its  unfunded  status  or  the loan/distribution to Interfederal. If so, supplementally describe the substance of such correspondence.

     Response:  There  has  been no  correspondence  with  the  Pension  Benefit
     Guaranty   Corporation   about  the  Plan,   its  funding   status  or  the
     loan/distribution to Interfederal. As stated previously, the Plan is currently under examination by the IRS. The IRS examination covers the Plan years that ended July 31, 2002 and 2003. With the assistance of our attorney, we intend to investigate the status of the Company's compliance obligations to the PBGC following the completion of the IRS examination and intend to take such actions as may be necessary based on such investigation.

18. As a related matter, we see disclosure that also characterizes the loan as a distribution. Supplementally and in future filings, clarify the nature of the $100,000 paid to Interfederal.

     Response: Agreed. Please see response 15 above.

SEC Response
April 6, 2005
Page 14 of 20


19. MD&A should present a comprehensive discussion about the status of the pension plan and the related liability. You should disclose how you plan to fund the payment in 2005. You state that you will terminate the pension plan upon funding the pension liability. MD&A should disclose how much money is necessary to accomplish that objective, including when and how you plan to raise those funds. Make disclosure about the potential consequences to your business and the pension plan if you are unable to liquidate the substantial unfunded liability.

     Response: Agreed and included in most recent 10-QSB filed March 22, 2005.

     Supplementally, the aforementioned Closing Agreement, with an anticipated execution date of on or before April 15, 2005, allows for in kind contributions consisting of the equity interest in real estate owned by the Company's subsidiary, Retech, Inc. valued at approximately $125,000 and the entire interest in a securities portfolio owned by an affiliate valued at approximately $249,482 plus other miscellaneous contributions valued at $43,258 for a total 2005 contribution of approximately $417,739 which exceeds the 2005 contribution amount determined by the Plan's actuary of $373,554 stated in the actuarial report dated October 12, 2004. Upon finalization of the Closing Agreement the Company will have an accurate understanding of the penalties and/or excise tax that the Company will be responsible for related to the Plan but anticipate these amounts to be less than $100,000.

     As clarification, the Company has no immediate intention to terminate the Plan but may consider termination of the Plan at such time as the Plan's assets are sufficient in amount to satisfy the Plan's accrued liabilities.

     Going forward, the Company's overall strategy for growth takes account for the pension obligations. As revenue and earnings growth are realized the relative scale of the liability will have less impact on the Company's financial status.

     The following draft for inclusion in future 10KSB filings is presented. Where applicable the FYE 2004 numbers will be updated for the reported period. A subset was included in the most recent 10-QSBSB dated March 22, 2005:

Note 10. Benefit Plans
----------------------

     The Company's former U.S. electric operations of Superior Switchboard and Devices Inc. (Superior) were sold in 1996 and 1995. The sale of the meter socket division of Superior included a note receivable of approximately $1,250,000 and the continuing ownership of an 80,000 square foot manufacturing facility in Paris, Texas. Under the sale, the surviving business of Superior, renamed Retech, Inc. would continue to be responsible for the frozen Defined Benefit Pension Plan for Bargaining Employees (the "Plan") that covered all of its hourly employees. The Plan called for benefits to be paid to eligible employees at retirement based upon years of service and compensation rates near retirement. Retech's policy is to fund pension expenses accrued.

SEC Response
April 6, 2005
Page 15 of 20


     The purchaser of the assets defaulted on the note. The Company sued for collection of the note and subsequently entered into a Settlement Agreement. The maker failed to perform under this Agreement and has caused the Company to again pursue legal recourse against the maker and their affiliates. Legal proceedings are ongoing.

     The failure to collect on the note has in part impaired the Company's ability to meet minimum funding requirements, as a portion of the proceeds would have been used by the Company to support the Plan. The $1,250,000 note was written off by the Company during FY 2002 and no portion of it was ever booked as an asset of the Plan.

     Like many such plans across the landscape of corporate America, the Plan began experiencing deficiencies when the Plan asset values were diminished by poor stock market conditions. Overall poor performance of the Company over consecutive years also contributed to the condition of the Plan. Since, 2001, the Company has struggled to keep the Plan in line with minimum funding requirements.

     The following sets forth the funded status of the plan and the amounts shown in the accompanying consolidated balance sheet at July 31, 2004:

     Pension benefit obligations:

     Vested $1,277,619
     Non-vested - $-0
     Projected benefit obligation $1,277,619
     Fair value of assets held in plan $266,095
     Unfunded excess of projected benefit obligation over plan assets $1,011,524 Unrecognized net transition obligation $ -0
     Unrecognized prior service costs $-0
     Unrecognized net loss $1,410,689
     Pension (asset) liability recognized ($399,165)
     Accrued pension liability $1,011,524

     The following is a summary of the changes in the fair value of Plan assets for the year ended July 31, 2004:

     Fair value of Plan assets at beginning of year $293,712
     Actual return on Plan assets (74,536)
     Company contributions 100,652
     Benefits paid (53,733)
     Fair value of Plan assets at end of year $266,095

     The following is a summary of the components of net benefit cost for each year:

SEC Response
April 6, 2005
Page 16 of 20


                                                       2004         2003
                                                    ---------    ---------
     Interest cost                                  $  75,509    $  73,323
     Expected return on Plan assets                 ($ 29,467)   ($ 32,274)
     Amortization of prior service cost             $   9,326    $  14,401
     Amortization losses/gains                      $  50,807    $  43,095
     Net periodic benefit cost                      $ 106,175    $  98,545

     As there have been no active employees or associated business operation into which new employees may be added since 1993, Retech will terminate this Plan upon funding its pension liability. As defined by FAS88 the Plan was curtailed in 1992 and the Company believes the appropriate losses were recognized at that time. The plan assets at FYE 2004 consist of common stock equities and government securities held by the trust department of Comerica Bank, Dallas, Texas.

     The assumed long-term rate of investment return and the interest rate for obligations used in determining the actuarial present value of accumulated plan benefits was 8.0% and 6.0% at July 31, 2004.

     For existing employees, the Company has discontinued contributions to the defined contribution (401-k) plan.

     The estimated benefits expected to be paid in each of the next five fiscal years are as follows:

                  2005                $ 51,000
                  2006                $ 56,000
                  2007                $ 63,000
                  2008                $ 73,000
                  2009                $ 88,000

     As the result of Retech's non-liquid status, it has been unable to currently fund the annual pension liability. The Company has recognized a minimum pension liability for the under-funded plan. The minimum liability is equal to the excess of the projected benefit obligation over plan assets. A corresponding amount is recognized as either an intangible asset or reduction of stockholders' deficit. The Plan's pension liability as of July 31, 2004, the date of the last actuarial valuation, was $1,177,342, intangible assets were $9,326 and a stockholders' equity reduction of $1,168,016 as of July 31, 2004. The Company has accrued $36,000 for the current year, through the quarter ended January 31, 2005.

     As a result of a loss on investment by the Plan in FY 2003 the Company increased its liability to the plan by $100,000. This transaction was previously misidentified as a "loan to affiliate from the Plan" in the Company's notes to the financial statements. Because the Plan and the Company are separate legal entities, the Plan accounts are not consolidated into the Company, therefore since the amount is not changed there is no effect to the Company's statements in this or any prior reporting period.

     ELGT management recognizes the current status of the Plan and is working with the IRS through its counsel, Jackson Walker LLP, to enter into a Closing Agreement with the IRS that brings the plan into acceptable funding status. An important element to the Agreement is the in-kind contribution of a stock and bond portfolio owned by an affiliate and other tangible assets to include the real estate owned by the Company in Paris, Texas.

SEC Response
April 6, 2005
Page 17 of 20


     The Company, with the guidance of its counsel Jackson Walker, LLP is committed to restoring the plan to full compliance. This is a stepwise process, currently focused on the IRS Closing Agreement and meeting the IRS funding requirement. Once completed the Company, will address any matters of compliance related to the Pension Benefit Guaranty Corporation (PBGC) including notice and disclosure of deficiencies, irregularities and the terms of the Closing Agreement and its benefit to the plan. The Closing Agreement and the aforementioned in-kind contributions and related transactions will be finalized on or before April 15, 2005 and reported in more detail in future filings.

     The  Company,  as  stated  is  committed  to  restoring  the  Plan  to full compliance and making its best efforts to meet the Plan funding requirements. As part of the strategy to restore and maintain the Plan, the Company will from time to time make cash contributions for the purpose of covering Plan expenses, debt service, applicable taxes and overhead on real estate owned and the funding of distributions to participants. The Company will contract with a professional pension plan administrator to ensure that notices, disclosures and Plan amendments are timely and correct. The Company will work with its professional financial advisors to invest Plan assets conservatively for long term appreciation.

     Should the Company be unable to meet the obligations inherent to the Plan now and in the future it could have an adverse affect on the Company and it's financial status.

20. The pension plan appears to be curtailed as that term is defined in paragraph 6 to FAS 88. In a supplemental narrative, explain to us how you're accounting for this plan, conforms to the requirements of FAS 88. You should fully explain how you applied the guidance from that literature in determining that your accounting for this plan conforms to GAAP.

     Response: We believe no curtailment event took place during the most recently reported period from August 1, 2003 through July 31, 2004 because the plan was frozen (no future benefit accrual) as of August 31, 1992, there were no actions taken or planned during this period to terminate (settle the obligations so the plan ceases to exist) the plan, and all participants are terminated employees (either in pay status or eligible for a deferred benefit) whose termination of employment took place prior to this reported period (in the 1990s, for the vast majority of participants).

Note 12 Related Party Transactions -- Page F-25
-----------------------------------------------

21. Future filings should explain the business purpose behind each related party transaction. For example, disclose why you advanced $364,989 to M&M TransExchange Inc.

     Response: Agreed.

22. In detailed supplemental response tell us why the amounts due from Interfederal and M&M Trans Exchange are collectible. Also provide disclosure about why these (and any other) significant related party receivables are collectible. Make disclosure about how and when you expect

SEC Response
April 6, 2005
Page 18 of 20



     to collect material related party receivables. If you cannot support that the amounts receivable are collectible, they should be written-off. The expanded disclosure should be presented in future filings.

     Response: Agreed. In regards to the collectibility of receivables from Interfederal and M&M Trans Exchange, these related parties and S. Mort Zimmerman, Glauber and Comtec have agreed to consolidate into the account of Interfederal and offset any payables due to them. If any net receivable remains after this offset, the Company expects to be able to recover when, and if, it exercises its option to purchase the real estate it currently leases from Interfederal (see Response to comment 25).

     The aforementioned related parties will be consolidated into Interfederal for the purpose of legal offset with the Company's accounts, as of January 31, 2005 the proforma entry on the Company's books would be an asset of $281,250. These amounts will be credited toward the purchase by the Company of the facilities it leases from Interfederal. Should the Company not be able to finance said purchase on or before the option expiration date, the amount of offset due the Company will be recovered against lease payments due.

     The  table  below   provides  a  proforma   summary  of  the   contemplated
     consolidation and offset.:


     Related Party Offset Worksheet                     Jan 31, 2005

     Related Party Asset
     Interfederal Capital Inc. (ICI)                      241,273.00
     IFC Industries, a subsidiary of ICI                   43,589.00
     M&M Trans Exchange                                   364,689.00
     Comtec, Inc.                                          18,018.00
                                                        ------------
                            Total Due From Affiliates     667,569.00

     ===============================================================
     Related Party Liability
     S. Mort Zimmerman                                   -333,699.00
     Glauber Management                                   -52,620.00
                                                        ------------
                            Total Due to Affiliates      -386,319.00

                                                        ------------
     Proforma Offset @ Jan 31, 2005
     Due From Interfederal                                281,250.00
                                                        ============


23. Refer to the last paragraph on page F-26. We see no public entity named "DOL Inc". However we do find an entity named "DOL Resources Inc" who reports that you hold 19.9% in their shares in their most recently filed 10-K which was for fiscal 2001. In future filings, please clarify the name of the entity and percentage ownership. We find no record of any current trading in those shares and, in view of the lapse of time since DOL Resources made any required filings, tell us why your investment in DOL is not fully impaired.

SEC Response
April 6, 2005
Page 19 of 20



     Response: Agreed and included in most recent 10-QSB filed March 22, 2005. Supplementally, DOL Resources, Inc. (DOL) is managed by Glauber Management Company, a privately held oil and gas company. Glauber reports that it is preparing filings to bring DOL current and prepare it for possible merger with a new business opportunity. Although public "shells" have some definite value, the Company's investment in DOL, which represents 19.9% of outstanding shares in DOL is carried on the Company books at $1.00.

24. As a related matter, it appears that you should apply equity method accounting for the DOL investment. Please make disclosure about how you account for that interest. You should also make all relevant disclosures under paragraph 20 to APB 18. Apply in future filings.

     Response: Agreed and included in most recent 10-QSB filed March 22, 2005.

25. Here, and in MD&A, make full disclosure about the terms and conditions of the agreement to purchase the Interfederal facility. Apply in future filings.

     Response: Agreed. The Company leases its primary facility from Interfederal. The lease agreement includes an option for the Company to purchase the facility, which it intends to do on or before the expiration date of the option. The terms of the option are as follows:

          Purchase Price:           $3,600,000
          Expiration Date:          January 31, 2006
          Closing Costs:            Paid  by  seller  exclusive  of  purchaser's
                                    financing costs and the FMV appraisal

Note 16 Assets held for Sale - Page F-29
----------------------------------------

26. Expand MD&A to describe how you measured the fair value of the facilities held for sale, The expanded disclosure should explain why you believe the $753,000 is recoverable. Pursuant to FAS 144, the carrying amount of the facilities held for sale should not be more than their fair values, as defined in that guidance. Also make disclosure about any contingencies related to the planned dispositions. For instance, will you need consents from secured creditors and how do you plan to liquidate the related liabilities? Apply in future filings.

     Response: Agreed and included in most recent 10-QSB filed March 22, 2005.

Other
-----

27. Future Forms 10-QSB should also be revised to apply our comments on the Form l0-KSB where those comments are applicable.

SEC Response
April 6, 2005
Page 20 of 20


     Response: Agreed.

In connection with responding to comments from the Commission, the Company acknowledging that:

          o the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

          o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

          o the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the information we have provided, please feel fee to contact me at my direct office number, 469-429-5290, or on my mobile phone at 214-695-9878.

We appreciate the extension of time the Commission has provided to complete this important exercise. We have taken this opportunity to expand and improve upon our disclosures and are committed to continuous improvement in our future filings.

Best Regards,

/s/ Daniel A. Zimmerman

Daniel A. Zimmerman
President & Chief Executive Officer

Attachments: Red-lined 10KSB/A; Highlighted 10-QSBSB

CC Distribution List:

         Cheryl Gore
         Auditor
         Turner, Stone & Company, L.L.P.
         12700 Park Central Drive, Suite 1400
         Dallas, Texas 75251

         Francis A Tharsius
         Actuary
         Pension Associates, Inc.
         Post Office Box 8100
         Wausau, WI 54402-8100

         Laura E. Anthony, Esquire
         Attorney
         Legal & Compliance, LLC
         330 Clematis Street
         Suite 217
         West Palm Beach, FL 33401

         James R. Griffin
         Attorney
         Jackson Walker L.L.P.
         901 Main Street; Suite 6000
         Dallas, Texas  75202